UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Michael Ashley and Frits van Paasschen appointed as non-executive Directors 22 April 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 22, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 22, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

22 April 2013

Barclays PLC

Michael Ashley and Frits van Paasschen appointed as non-executive Directors

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Frits van Paasschen and Michael Ashley have been appointed as non-executive Directors of Barclays with effect from 1 August 2013 and 1 September 2013 respectively.

Frits van Paasschen is President and CEO of Starwood Hotels and Resorts Worldwide, Inc., one of the world's largest hotel companies. Since taking on this role, he has led a significant expansion of the business into new markets and launched two new hotel brands.

Frits is an experienced CEO having also served as President and CEO of Coors Brewing Company between 2005 and 2007, during which time he presided over a major turnaround leading to an increased market share for the business. Prior to 2005 Frits held various senior positions with Nike Inc and Disney Consumer Products. Frits formerly served as a Director on the Boards of Jones Apparel Group Inc. and Oakley, Inc.

Michael Ashley is Head of Quality and Risk Management for KPMG Europe LLP ('ELLP'), which forms part of the KPMG global network, where his responsibilities include the management of professional risks and also quality control. Michael is a member of the ELLP Board and is also KPMG UK's designated Ethics and Independence Partner.

Michael is a highly experienced auditor and financial expert, with over 20 years experience as an audit partner, during which he was lead audit partner for several large financial services groups. He is a member of the Institute of Chartered Accountants in England and Wales' Ethics Standards Committee, a member of HM Treasury's Audit Committee and Vice Chair of the European Financial Reporting Advisory Group's Technical Expert Group.

Commenting, Sir David Walker, Group Chairman, said, "I am pleased to announce Frits and Michael's appointments to the Barclays' Board.  Both have significant experience dealing with the challenges of leading complex global businesses, which will support the Board in its oversight of the delivery of Transform. In addition, Frits brings a valuable marketing and retail background as well as experience driving a turn-around strategy. Michael brings strong financial skills and an extensive knowledge of banking. Michael's background in ethics will also be valuable as Barclays continues to embed its recently launched Purpose and Values."

There is no additional information required to be disclosed pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

-ENDS-

For further information please contact:

Investor Relations Charlie Rozes +44 (0) 20 7116 5752	Media Relations Giles Croot +44 (0) 20 7116 6132

About Barclays PLC
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com